Exhibit 99.1

Mereo BioPharma Announces Appointment of Anne Hyland to Board of Directors

London and Redwood City, Calif., March 1, 2022 - Mereo BioPharma Group plc (NASDAQ: MREO), “Mereo” or “the Company”, a clinical-stage biopharmaceutical company focused on oncology and rare diseases, today announced the appointment of Anne Hyland to the Company’s Board of Directors, effective immediately. Ms. Hyland has also been appointed to serve on the Audit and Risk Committee of the Board. Ms. Hyland joins Mereo’s Board with over 30 years of financial experience in both private and public companies in the biopharmaceutical space.

“We are very excited to welcome someone with Anne’s level of operational and board experience to our Board,” said Dr. Denise Scots-Knight, Chief Executive Officer of Mereo. “Anne is a proven industry leader whose strong finance and business experience in the biopharmaceutical industry will be invaluable as Mereo continues to build and execute on our mission of developing and delivering groundbreaking therapeutics for oncology and rare disease patients.”

Ms. Hyland is a non-executive director and Chair of the Audit and Risk Committee of Clinigen Group plc, a global pharmaceutical and services company. She is also Chair of the Audit Committee and a non-executive director of Elementis plc, a global specialty chemicals company. Ms. Hyland was Chief Financial Officer (CFO) and Company Secretary of Kymab Group Limited, a private biopharmaceutical company that was acquired by Sanofi in April 2021 for $1.1 billion with an additional $350 million in potential milestones. Prior to joining Kymab in 2015, Ms. Hyland was CFO and Company Secretary of BBI Diagnostics Group plc, a diversified global diagnostics business. From 2002 to 2013, she was CFO and Company Secretary of Vectura Group plc, which became a FTSE-250 company. Prior to her role at Vectura, she held a number of senior finance positions at Celltech Group plc (FTSE 100), Medeva plc and KPMG. Ms. Hyland is a Chartered Accountant (FCA), a Corporate Tax Adviser (CTA – AITI) and holds a degree in business studies from Trinity College, Dublin.

“I am honored to be joining the Mereo Board at such a pivitol time for the Company,” said Ms. Hyland. “Over the past three years, the Company has made significant strides in expanding and advancing their development pipeline and in signing licensing transactions. I believe that the Company’s late stage development programs have tremendous potential to improve the lives of patients living with cancer and rare diseases. I look forward to working with Denise and my fellow Board members to make a significant, positive impact on these patients’ lives.”

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for oncology and rare diseases. The Company has developed a portfolio of six clinical stage product candidates. Mereo’s lead oncology product candidate, etigilimab (anti-TIGIT), has advanced into an open label Phase 1b/2 basket study evaluating anti-TIGIT in combination with an anti-PD-1 in a range of tumor types including three rare tumors and three gynecological carcinomas, cervical, ovarian, and endometrial carcinomas. The Company’s second oncology product, navicixizumab, for the treatment of late line ovarian cancer, has completed a Phase 1 study and has been partnered with OncXerna Therapeutics, Inc., formerly Oncologie, Inc. The Company has two rare disease product candidates, alvelestat for the treatment of severe Alpha-1 antitrypsin deficiency (AATD) and setrusumab for the treatment of osteogenesis imperfecta (OI). Alvelestat has recently received U.S. Orphan Drug Designation for the treatment of AATD and is being investigated in an ongoing Phase 2 proof-of-concept study in the U.S. and Europe, with top-line data expected in early Q2 2022. The Company’s partner, Ultragenyx Pharmaceutical, Inc., is expected to initiate a pivotal pediatric study for setrusumab in OI in H1 2022.

Forward-Looking Statements

This press release contains “forward-looking statements.” All statements other than statements of historical fact contained in this press release are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in the “Risk Factors” section of its latest Annual Report on Form 20-F, reports on Form 6-K and other documents furnished or filed from time to time by the Company with the Securities and Exchange Commission. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300

Denise Scots-Knight, Chief Executive Officer

Christine Fox, Chief Financial Officer

Burns McClellan (Investor Relations Adviser to Mereo)	+01 212 213 0006

Lee Roth

Investors	investors@mereobiopharma.com